UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 20, 2013

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐    No  ☒

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated November 20, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 20, 2013

	By:	/s/ Sai W. Chu
Sai W. Chu Chief Financial Officer

Exhibit I

Seaspan Corporation Unit 2, 7th Floor, Bupa Centre 141 Connaught Road West Hong Kong, China

c/o 2600 – 200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Pricing of 3,500,000 Class A Common Share Public Offering

HONG KONG, CHINA, November 20, 2013 – Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today that it has priced its previously announced public offering of 3,500,000 Class A common shares (the “Common Shares”) at $22.00 per share. Seaspan has granted the underwriters of the offering a 30-day option to purchase up to an additional 525,000 Common Shares. The offering is expected to close on November 25, 2013.

Seaspan intends to use the net proceeds from the offering for general corporate purposes, which may include funding vessel acquisitions.

Citigroup, BofA Merrill Lynch, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities, J.P. Morgan Securities LLC and Jefferies LLC are acting as joint book-running managers for the offering. Clarkson Capital Markets will act as co-manager for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146); BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com; Credit Suisse Securities (USA) LLC, One Madison Avenue, Floor 1B, New York, NY 10010, email: newyork.prospectus@credit-suisse.com; Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attn: Prospectus Group, by email at prospectus.CPDG@db.com or by phone at (800) 503-4611; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204; Jefferies LLC, Attn: Prospectus Department, 520 Madison Ave, 12th Floor, New York, NY 10022, (877) 547-6340, email: Prospectus_Department@Jefferies.com; and Clarkson Capital Markets, 597 Fifth Avenue, 8th Floor, New York, New York, 10017, email: prospectus@clarksons.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 104 containerships representing a total capacity of over 790,000 TEU, including 31 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2016. Seaspan’s current operating fleet of 71 vessels has an average age of approximately seven years and an average remaining lease period of approximately six years.

Seaspan’s Class A common shares, Series C preferred shares and Series D preferred shares are listed on The New York Stock Exchange under the symbols “SSW”, “SSW PR C” and “SSW PR D”, respectively.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the SEC. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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